UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File No. 0-53646

Eagleford Energy Inc.

(Registrant’s name) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.                  Eagleford Energy Inc. Articles of Amendment, effective on March 16, 2012 as filed on SEDAR on March 8, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 9, 2012	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina Title: President

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Item 1

For Ministry Use Only

A l’usage exclusif du ministere		Ontario Corporation Number
Ministry of	Ministere des	Numero de ia societe en Ontario
Government Services	Services gouvernementaux
Ontario		1810244
CERTIFICATE	CERTIFICAT
This is to certify that these articles are effective on	Cecl certifle que les presents statuts entrent en vigueur le
MARCH 16	MARS, 2012

ARTICLES OF AMENDMENT

STATUTS DE MODIFICATION

1.   The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)

      Denomination sociale actuelle de ia societe (ecrire en LETTRES MAJUSCULES SEULEMENT):

Form 3 Business Corporations Act	E	A	G	L	E	F	O	R	D	E	N	E	R	G	Y	I	N	C	.

Formule 3 Loi sur les societes par actions	2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS) Nouvelle denomination sociale de ia societe (s’il y a lieu) (ecrire en LETTRES MAJUSCULES SEULEMENT)

3. Date of incorporation/amalgamation: Date de ia constitution ou de ia fusion : 2009/11/30
(	(Year, Month, Day) (annee, mois, jour)

4.  Complete only if there is a change in the number of directors or the minimum I maximum number of directors. II faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a change.

   Number of directors is/are:       minimum and maximum number of directors is/are:

   Nombre d'administrateurs:        nombres minimum et maximum d'administrateurs :

   Number                                     minimum and maximum

   Nombre                                     minimum et maximum

or ou
5. These articles of the corporation are amended as follows: Les statuts de la societe sont modifies dela facon suivante: See Page 1A incorporated into this form.

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The Articles of Eagleford Energy Inc. (the "Corporation") are amended, as follows:

a) To change each issued and outstanding common share in the capital of the Corporation into two (2) common share of the Corporation (the "Stock Split") effective as of the close of business on March 16, 2012; and

b) To provide that no fractional shares shall be issued as a result of the Stock Split, and if any fractional share would otherwise result from the Stock Split, such fractional share shall be rounded up to the nearest whole share and distributed to the holder of the fractional interest as his or her interest appears.

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6.     The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business

        Corporations Act.

        La modification a ete dument autorisee conformement aux articles 168 et 170 (selon le cas) de ia Loi sur les societes par actions.

7.     The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

       Les actionnaires ou les administrateurs (selon le cas) de ia societe ont approuve ia resolution autorisant ia modification le

        2012/02/24

(Year, Month, Day) (annee, mois, jour)

These articles are signed in duplicate. Les presents statuts sont signes en double exemplaire.

EAGLEFORD ENERGY INC.
(Print name of corporation from Article 1 on page 1) (Veuillez ecrir le nom de la societe de l’ article un a la page une).

By/
Par:
/s/ James Cassina	Chief Executive Officer & President
(Signature)	(Description of Office)
(Signature)	(Fonction)

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